UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A-2

(Under the Securities Exchange Act of 1934)

PCS EDVENTURES!.COM, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

69325N 102

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

TODD HACKETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS:

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None; not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER:

NUMBER OF		31,713,404 shares.
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares.
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH		31,713,404 shares.
	10	SHARED DISPOSITIVE POWER:

0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

31,713,404 directly. All of these shares are held jointly by Mr. Hackett and his wife, Patricia. This number does not include: 2,200,000 warrants that can be exercised at any time at prices ranging from $0.04 to $0.15. Mr. Hackett also holds a Restricted Stock Award, which if all conditions are met, he will earn 81,000 shares (September 2016) that are also not included in the amount beneficially owned.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

[X] See Item 11.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% of the issued and outstanding shares are beneficially owned by Todd Hackett.
14	TYPE OF REPORTING PERSON.

IN

Item 1. Security and Issuer.

Title of Securities: Common Stock, no par value per share.

Name of Issuer: PCS Edventures!.com, Inc., an Idaho corporation (the “Company”), 345 Bobwhite Court, Suite #200, Boise, Idaho, 83706.

Item 2. Identify and Background.

(a) Name of Persons Filing. This Schedule 13D/A is being filed for Todd Hackett, the Chief Executive Officer and a sole Director of the Company.

(b) Address: 1923 Wildwood Lane, Muscantine, Iowa 52761.

(c) Principal Occupation: Mr. Hackett is currently self employed, and owns Todd Hackett Construction Co.

(d) During the last five years, Mr. Hackett has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Hackett has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Consideration

On April 29, 2016, Mr. Hackett converted $230,520.55 in promissory notes and interest into 5,763,014 shares of the Company’s Common Stock at $0.04 per share. On May 5, 2016, Mr. Hackett purchased 125,000 shares from a private individual for $0.06 per share. For additional details of these transactions, see the Form 4’s filed by Mr. Hackett.

Item 4. Purpose of Transaction.

On April 29, 2016, Mr. Hackett converted $230,520.55 in promissory notes and interest into 5,763,014 shares of the Company’s Common Stock at $0.04 per share. On May 5, 2016, Mr. Hackett purchased 125,000 shares from a private individual for $0.06 per share. These transactions required the filing of this Schedule 13D/A. The purchase and conversion were for investment purposes. Mr. Hackett is the Chief Executive Officer and sole member of the Board of Director of the Company.

Item 5. Interest in Securities of the Issuer.

(a)	Amount beneficially owned. As of the date hereof, Mr. Hackett owns 31,713,404 shares directly, which is approximately 31.7% of the outstanding Common Stock of the Company.

(b)	Number of shares as to which such person has:

Sole power to vote or to direct vote: 31,713,404 shares.

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 31,713,404 shares.

Shared power to dispose or to direct the disposition of: 0

(c)	None.

(d)	None; not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016	/s/ Todd Hackett
Todd Hackett